

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Thomas F. Ackerman
Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

     Re: Charles River Laboratories International, Inc.
               Form 10-K for the year ended December 26, 2009
               Form 10-Q for the Quarter ended June 26, 2010
               File No. 1-15943

Dear Mr. Ackerman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Gus Rodriguez
               Accounting Branch Chief